LETTER OF INTENT

January 12, 2007

Discover Power
5555 Santa Fe Street Ste. D
San Diego, CA 92109 USA

Dear Madame and Sir;

Please accept this letter as a sincere expression of my interest to negotiate in good faith for the purchase of Discover Power by ICP Solar Technologies Inc. upon the following terms:

I.          Binding Nature

This letter is intended to be binding on both parties. The parties agree to finalize a definitive agreement (the "Definitive Agreement"), which will expand on the business terms set out in section 1 below and employment agreements based on the employment terms set out in section 1.1 below, within 30 days of the signing of this letter.

Part A - Business Terms

1.      ICP Solar Technologies Inc. shall acquire all of the shares of Discover Power for US$1.

1.1    ICP Solar Technologies Inc. shall retain Damian Gutierrez and Crystal Phelps as full time employees with annual salaries of US$70,000 each. Once sales of Discover Power reach US$100,000 per month for two consecutive months (the "Target Sales"), ICP Solar Technologies Inc. shall issue 50,000 stock options at an exercisable price equal to the stock price on the day of issuance to each of Damian Gutierrez and Crystal Phelps. ICP Solar Technologies Inc. shall also pay a quarterly bonus of 3% of sales to each of Damien Gutierrez and Crystal Phelps, once Discover Power's monthly sales reach the Target Sales.

Part B - Miscellaneous

1.          Confidentiality

We also confirm and agree that all future negotiations and disclosures will be subject to the following confidentiality provisions:

(a)             In the course of our discussion we will each have access to and will be entrusted with detailed confidential information relating to the other; and

(b)            The right to maintain the confidentiality of this information constitutes a propriety right which the other party is entitled to protect and which shall be respected and honoured; and

(c)            Neither party will at any time disclose any confidential information of use same for any purpose which would give it or any competitor or other interested party an advantage over its counterpart in these discussions;

(d)            At the end of these discussions, and subject to any other agreement reached, all copies of any documentation or records referring to or containing confidential information belonging to the other party shall be returned or destroyed, to be confirmed by a statutory declaration if so requested; and

2.         Fees

Each party will pay their own professional fees and other expenses related to this letter of intent, the Definitive Agreement, and the transactions contemplated by this document, unless otherwise expressly set out in this Letter of interest in writing.

3.         Confirmation of Interest

If you are interested in proceeding to final negotiations, please execute one copy of this letter where indicated and return it to us.  If you are not interested in proceeding to final negotiations, please inform us in writing within five (5) business days.

Yours very truly,
ICP Solar Technologies Inc.

The undersigned hereby confirm their interest to negotiate toward a Definitive Agreement upon the terms you have set out above.

Discover Power